UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

THE ELECTRIC NETWORK.COM INC.
(Name of Issuer)

Common Stock, with a par value of $0.001
(Title of Class of Securities)

28500Q 10 8
(CUSIP Number)

BRAD W. RUDOVER
#1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6

copy to:

Ethan P. Minsky
Clark, Wilson
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Tel: 604.687.5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

SCHEDULE 13D

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRAD W. RUDOVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF (Personal Funds of a reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,500,000 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,500,000 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%, based on 19,043,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Brad W. Rudover – IN (Individual)

Item 1. Security and Issuer

This Statement relates to shares of common stock with a par value of $0.001 of The Electric Network.com Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at #1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6.

Item 2. Identity and Background

(a)	Name: Brad W. Rudover.
(b)	Business Address: #1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6.
(c)	Present Principal Occupation: Logistics Manager, Davis Trading Ltd., whose address is 1100 Grant Street, Vancouver, British Columbia, Canada, V6A 2J6.
(d)	Disclosure of Criminal Proceedings: Mr. Rudover has not been convicted in any criminal proceeding at any time.
(e)

Disclosure of Civil Proceedings: Mr. Rudover has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Rudover is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Rudover sold 4,500,000 shares of common stock of the Issuer in a private transaction for $20,000 on November 8, 2005 pursuant to a Share Purchase Agreement dated November 8, 2005 among the Issuer, Brad W. Rudover and John Veltheer, which agreement is filed as Exhibit 10.1 to this Schedule 13(d).

Item 4. Purpose of Transaction

Mr. Rudover sold 4,500,000 shares of common stock of the Issuer in a private transaction for $20,000 to John Veltheer and concurrently resigned as President and a director of the Issuer. As part of the sale of the 4,500,000 shares of common stock, Mr. Veltheer agreed to assume Mr. Rudover’s management role with the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	None.
(b)	None.
(c)	Not applicable.
(d)	Not applicable.
(e)	November 8, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Share Purchase Agreement dated November 8, 2005 among the Issuer, Brad W. Rudover and John Veltheer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

/s/ Brad W. Rudover

Brad W. Rudover